OPERATING AGREEMENT

FOR

Unlimited Creation LLC

A SINGLE MEMBER-MANAGED LIMITED LIABILITY COMPANY

ARTICLE I
Company Formation

1.1. **FORMATION.** The member has formed a Limited Liability Company (the "Company") according to the laws of the state in which the Company was formed. This operating agreement is entered into and effective as of the date it is adopted by the member.

1.2. **REGISTERED AGENT.** The name and location of the Company's registered agent will be stated in the company's formation documents.

1.3. **TERM.** The Company will continue perpetually unless:

(a) The sole member resolves to dissolve;

(b) Any event which causes the Company's business to become unlawful;

(c) The death, resignation, expulsion, bankruptcy, retirement of the sole member or the occurrence of any other event that terminates the continued membership of a member of the Company; or

(d) Any other event causing dissolution of the Company under applicable state laws.

1.4. **CONTINUANCE OF COMPANY.** In the event of an occurrence described in Section 1.3(c), the Company will expire and may be administratively dissolved.

1.5. **BUSINESS PURPOSE.** The Company will conduct any lawful business deemed appropriate in carrying out the Company's objectives.

1.6. **PRINCIPAL PLACE OF BUSINESS.** The Company's principal place of business will be stated in the formation documents, or as later selected by the member.

1.7. **THE MEMBER.** The name and residential address of the sole member is listed in Certification of Member section of this agreement.

1.8. **ADMISSION OF ADDITIONAL MEMBERS.** Additional members may only be admitted to the Company through a Certificate of New Membership issuance by the company of new interest in the Company or as otherwise provided in this agreement.

ARTICLE II
Capital Contributions

2.1. **INITIAL CONTRIBUTIONS.** The member will initially contribute capital to the Company, as described in Exhibit 1 attached to this agreement. The agreed total value of such property and cash is $1,429,296.

2.2. **ADDITIONAL CONTRIBUTIONS.** Except as provided in ARTICLE 6.2, no member will be obligated to make any additional contribution to the Company's capital.

ARTICLE III
Profits, Losses and Distributions

3.1. **PROFITS/LOSSES.** For financial accounting and tax purposes, the Company's net profits or net losses will be determined on an annual basis. These profits and losses will be allocated to the member as set forth in this agreement below, as amended, and in accordance with Treasury Regulation 1.704-1.

3.2. **DISTRIBUTIONS.** The member will determine and distribute available funds annually or as they see fit. "Available funds" refers to the net cash of the Company available after expenses and liabilities are paid. Upon liquidation of the Company, distributions will be made in accordance with the positive capital account balances or pursuant to Treasury Regulation 1.704-l(b)(2)(ii)(b) (2). To the extent the member has a negative capital account balance, there will be a qualified income offset, as set forth in Treasury Regulation 1.704-l(b)(2)(ii)(d).

ARTICLE IV
Management

4.1. **MANAGEMENT OF THE BUSINESS.** The member is responsible for the management of the Company.

4.2. **MEMBERS.** The liability of the member will be limited according to state law.

4.3. **POWERS OF MEMBERS.** The member is authorized on the Company's behalf to make decisions as to:

(a) the sale, development, lease, or other disposition of the Company's assets;
(b) the purchase or other acquisition of other assets;
(c) the management of all or any part of the Company's assets;
(d) the borrowing of money and the granting of security interests in the Company's assets;
(e) the pre-payment, refinancing, or extension of any loan affecting the Company's assets;

(f) the compromise or release of any of the Company's claims or debts; and

(g) the employment of persons, firms, or corporations for the operation and management of the Company's business.

The member is further authorized to execute and deliver:

(w) all contracts, conveyances, assignments leases, sub-leases, franchise agreements, licensing agreements, management contracts and maintenance contracts covering or affecting Company assets;

(x) all checks, drafts, and other orders for the payment of the Company's funds;

(y) all promissory notes, loans, security agreements, and other similar documents; and

(z) all other instruments of any other kind relating to the Company's affairs.

4.4. **NOMINEE.** Title to the Company's assets must be held in the Company's name or in the name of any nominee that the member may designate. Pursuant to the powers listed in Section 4.3, the member has the power to enter into a nominee agreement with any such person, and such agreement may contain provisions indemnifying the nominee, except for his or her willful misconduct.

4.5. **EXCULPATION.** Any act or omission of the member, the effect of which may cause loss or damage to the Company, if done in good faith to promote the best interests of the Company, will not subject the member to any liability.

4.6. **INDEMNIFICATION.** The Company will indemnify any person who was or is a party defendant or is threatened to be made a party defendant, in a pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that the person is or was a member of the Company, employee, or agent of the Company, or is or was serving at the request of the Company, for instant expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the member determines that the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company, and with respect to any criminal action proceeding, has no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "no lo Contendere" or its equivalent, does not in itself create a presumption that the person did or did not act in good faith and in a manner which he or she reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was lawful.

4.7. **RECORDS.** The member must keep the following at the Company's principal place of business or other location:

(a) A current list of the full name and the last known street address of each member;

(b) A copy of the Articles of Organization, this operating agreement, and all amendments to either document;

(c) Copies of Company's federal, state and local income tax returns and reports for the three (3) most recent years;

(d) Copies of the Company's financial statements for the three (3) most recent years.

ARTICLE V
Compensation

5.1. **MANAGEMENT FEE.** The member rendering services to the Company is entitled to compensation proportionate with the value of those services.

5.2. **REIMBURSEMENT.** The Company must reimburse the member for all direct out-of-pocket expenses incurred in managing the Company.

ARTICLE VI
Bookkeeping

6.1. **BOOKS.** The member will maintain a complete and accurate accounting of the Company's affairs at the Company's principal place of business. The member may select the method of accounting and the company's accounting period will be the calendar year.

6.2. **MEMBER'S ACCOUNTS.** The member's capital account will be determined and maintained in the manner set forth in Treasury Regulation 1.704-l(b)(2)(iv) and will consist of his or her initial capital contribution increased by:

(a) Any additional capital contribution made by the member;

(b) Credit balances transferred from the member's distribution account to his or her capital account;

and decreased by:

(x) Distributions to the member in reduction of Company capital;

(y) The member's share of Company losses if charged to his or her capital account.

6.3. **REPORTS.** The member will close the books of account after the close of each calendar year and will prepare a statement of such member's distributive share of income and expense for income tax reporting purposes. The member must keep such statements with the other financial statements kept pursuant to Section 4.7(d).

ARTICLE VII
Transfers

7.1. **ASSIGNMENT.** The member may sell, assign, or otherwise dispose of all or any part of his or her interest in the Company.

ARTICLE VIII
Dissolution

8.1. **DISSOLUTION.** The member may dissolve the company at any time. The member may NOT dissolve the company for a loss of membership interests. Upon dissolution the company must

pay its debts first before distributing cash, assets, and/or initial capital to the member or the member's economic interests. The dissolution may only be ordered by the member, not by the owner of the member's economic interests.

CERTIFICATION OF MEMBER

The undersigned hereby agree, acknowledge, and certify that the foregoing operating agreement is adopted and approved by the member as of this 28 day of February, 2024.

Member:

Name Cal Barnes Percent 100 % X

Address 30 N Gould St Ste R Sheridan WY 82801

EXHIBIT 1
CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the member's initial contribution to the Company capital is stated to be $______________________. The description and each individual portion of this initial contribution is as follows:

13 WGA Feature Screenplays (calculated at WGA Guild minimums)	$ 1,101,996
1 Feature Film, 'The Astrid Experience' (total production cost of film)	$ 75,000
2 Published Novels, 'True Grandeur', and 'Son of Neverland' (minimum market value)	$ 100,000
1 Award-Winning Stage Play, 'Rise' (based on original option/purchase price)	$ 100,000
Nineteen Films, subsidiary company, (minimum company and asset evaluation)	$ 50,000
Start-up funds (cash)	$ 2,300
	$
	$
TOTAL	$ 1,429,296

SIGNED AND AGREED this 28 day of February, 2024.

____
Signature of Member

Company Resolution to Open a Bank Account

Account: Business Checking
Holder: Unlimited Creation LLC
Address: Online

Bank: American Express (Amex)
Address:
Online

Acct #: N/A

As a Member of the Company named above, I certify that the Company has been organized within the bounds of state law as a Limited Liability Company with its principal office located at:
30 N Gould St Ste R Sheridan WY 82801.

I further attest that at the initial meeting of the Company's members held on February 28th, 2024, a quorum was present and voting and adopted the following resolutions:

Resolved, that the financial institution named above is designated as a depository for the funds of this Company, which may be withdrawn on checks, drafts, advices of debit, notes, or other orders for payments bearing any officer or authorized employee of this Company.

Further Resolved, that the financial institution will accept and pay on, without further inquiry, any checks or debits drawn against any of the Company's accounts. The checks or debits will be honored by the financial institution whether the item has been drawn or endorsed to the order of any authorized officer or employee signing; tendered by the authorized officer or employee for the purpose of cashing or payment; or for deposit to the officer's or employee's personal account. The financial institution will not be required to inquire as to the use of any check or debit signed in accordance with the resolutions contained herein.

Further Resolved, that the officers or authorized employees may execute other agreements, including, but not limited to, special depository agreements, and arrangements concerning the manner, condition, and/or purposes for which funds, checks, debits, or items of the Company may be deposited, collected, or withdrawn, as long as these other agreements are not contrary to the provisions contained in this resolution.

Further Resolved, that the power granted to the Company's officers or authorized employees will remain in full force and effect until written notice has been delivered and received by the financial institution at each location where an account is maintained. The financial institution will be indemnified and held harmless from any losses suffered or liabilities incurred by continuing to act in accordance with this resolution.

I Further Attest that the persons named below occupy the stated positions, as indicated by their signatures, and that the resolutions contained in this document are recorded on the books of the Company, and these resolutions are in full force and effect and have not been altered in any way.

[Signatures on the following page]

I Agree to all of the above on this 28 day of February, 2024.

CERTIFIED TO AND ATTESTED BY:

X_________________________________

Company Member:

LLC MEMBERSHIP CERTIFICATE

Unlimited Creation LLC

Company Name

Organized in the state of Wyoming has a total of 1 member(s) at 02/28/2024 date

This certifies that Cal Barnes is a member of the above named Limited Liability Company, and holds a 100 % interest of the above named company, which is entitled to the full benefits of such membership. Such benefits are subject to the membership duties and obligations set forth in the Limited Liability Company operating agreement. This named Limited Liability Company has caused this certificate to be executed by its members this 28 day of February, 2024 A.D.

Cal Barnes
Named Member

witness and/or member

if sold:

For ____________ received, I, ____________ sell and transfer unto ____________ ____________, ______% of the membership interest, represented within this certificate, and appoint

____

____

____

to transfer the allocated interest in the books of the named Limited Liability Company with full power of substitution.

Seller

Newly named member

Witness
Signature and name